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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   FLINN                        PATRICK                    L
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

  1696 N.E. Miami Gardens Drive
--------------------------------------------------------------------------------
                                    (Street)

  N. Miami Beach,                     FL                    33179
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

_______________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/12/2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Equity One, Inc. (NYSE:EQY)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             | |  10% Owner
     | |  Officer (give title below)           | |  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     | |  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock ($0.01)                     900(1)                      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Stock Option                                        Common Stock
(right to buy)(2)        (2)        2/8/2008        ($0.01)                1125          13.41           D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                        Common Stock
(right to buy)(2)        (2)        6/18/2008       ($0.01)                1125          11.60           D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                        Common Stock
(right to buy)(2)        (2)        5/20/2009       ($0.01)                1125          10.43           D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                        Common Stock
(right to buy)(2)        (2)        5/16/2010       ($0.01)                1125           9.73           D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                        Common Stock
(right to buy)(2)        (2)        6/5/2011        ($0.01)                4500          11.45           D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                        Common Stock
(right to buy)(2)        (2)        5/30/2012       ($0.01)                4500          13.30           D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Represents shares received by Mr. Flinn in connection with the merger of IRT Property Company ("IRT") with and into Equity One, Inc. effective on February 12, 2003. Mr. Flinn received .90 shares of Equity One for each IRT share owned by him on that date.

(2) Represents options to purchase common stock granted to Mr. Flinn under the IRT 1989 Stock Option Plan and the IRT 1998 Long-Term Incentive Compensation Plan. Each of these options are currently exercisable. The number of shares of Equity One common stock for which each option is exercisable and the corresponding strike prices were determined in accordance with the terms of the Agreement and Plan of Merger, dated October 28, 2002, between Equity One and IRT.

       /s/ Patrick L. Flinn                                     2/24/2003
---------------------------------------------            -----------------------
      PATRICK L. FLINN
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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